DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  Oct 20, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    October 20, 2004

3.  Press Release
    -------------

    October 20, 2004

4.  Summary of Material Change
    --------------------------

October 20, 2004 (Vancouver)-- DynaMotive Energy Systems Corporation (DynaMotive) (OTCBB: DYMTF) provided an update on the construction of the West Lorne Cogeneration Facility. Currently construction is progressing, with completion of the BioOil plant and commissioning now expected at the end of November.

Plant costs have been revised to U.S.$13.5 million up from U.S.$10.7 million. Commissioning costs are projected to be U.S.$0.4 million, and technology development and R&D costs U.S.$1.4 million. Over 90% of this funding has been secured to date and the balance of funding is expected to be finalized in November, ahead of the plant commissioning.

Schedule changes and increased costs are largely a result of improved design
modifications to the plant and site preparation requirements.   Upon
completion, the West Lorne plant will be the largest biomass to BioOil cogeneration facility in the world and the first pyrolysis oil fuelled co-generation facility. The plant is a showcase for DynaMotive's pyrolysis and Magellan Aerospace, Orenda Division's industrial generation technologies. The plant is expected to process 100 tonnes per day of biomass and to produce approximately 70 tonnes of BioOil, 20 tonnes of char and 10 tonnes of non-condensable gases.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 20th day of October, 2004


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.
















DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - Oct 20, 2004

                     DynaMotive West Lorne Project Update

October 20, 2004 (Vancouver)-- DynaMotive Energy Systems Corporation (DynaMotive) (OTCBB: DYMTF) provided an update on the construction of the West Lorne Cogeneration Facility. Currently construction is progressing, with completion of the BioOil plant and commissioning now expected at the end of November.

Plant costs have been revised to U.S.$13.5 million up from U.S.$10.7 million. Commissioning costs are projected to be U.S.$0.4 million, and technology development and R&D costs U.S.$1.4 million. Over 90% of this funding has been secured to date and the balance of funding is expected to be finalized in November, ahead of the plant commissioning.

Schedule changes and increased costs are largely a result of improved design
modifications to the plant and site preparation requirements.   Upon
completion, the West Lorne plant will be the largest biomass to BioOil cogeneration facility in the world and the first pyrolysis oil fuelled co-generation facility. The plant is a showcase for DynaMotive's pyrolysis and Magellan Aerospace, Orenda Division's industrial generation technologies. The plant is expected to process 100 tonnes per day of biomass and to produce approximately 70 tonnes of BioOil, 20 tonnes of char and 10 tonnes of non-condensable gases.

Up to 48 tonnes of BioOil per day will be utilized to fuel a gas turbine developed by Magellan Aerospace, Orenda Division, to produce up to 2.5 MWE of electricity -- enough to serve 2,500 households -- to meet the power requirements of Erie Flooring and to export electricity to Ontario's electrical energy grid. Surplus heat generated by the turbine will produce up to 12,000 pounds of steam per hour for Erie Flooring's industrial operations.

"This project provides us with the opportunity to prove the commercial viability and scalability of this innovative technology, and will demonstrate a more efficient use of biomass resources, produce green energy and meet the energy and heat requirements of Erie Flooring and Wood Products competitively. The partnership's goals are to provide a win-win position for all parties involved, and to demonstrate DynaMotive's commitment to excellence in business performance and service." said Andrew Kingston, President & CEO of DynaMotive. "I look forward to the plant's completion and commissioning."

DynaMotive also disclosed that it has agreed terms with a third party, located in Ontario for the sale of excess BioOil, char and electricity produced at the West Lorne BioOil plant. The terms will establish a fixed price for the product for 3 years. This agreement accounts for the balance of electricity generated, 90% of excess BioOil produced and two-thirds of the char output. The Company had previously entered into a wood residue, power and steam supply agreement with Erie Flooring and Wood Products. Based on contracts entered and the terms agreed upon, its projected annual revenue at full plant operations (100 metric ton per day input feed) would be approximately U.S.$2 million.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission